                                                               Exhibit 99(A)(3)

                                                                        ANNEX A

                               BIRD CORPORATION
                             1077 PLEASANT STREET
                               NORWOOD, MA 02062

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about April 12, 1996 as part of Bird Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on April 9, 1996 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons to be designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). Pursuant to the Merger Agreement, upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors to be appointed to the Company's Board (the "Designated Directors") as is required in order for the Designated Directors to constitute a majority of the Board. At such time, the Company and the Board are required to take all such action, including increasing the size of the Board or using their best efforts to secure the resignations of incumbent directors, as needed to assure that the Designated Directors constitute a majority of the Board. In addition, in the event that after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer and prior to the Effective Date, the number of members of the Company's Board increases, the Company and the Board are required at such time to take all such additional action, including increasing the size of the Board, using their best efforts to secure the resignation of incumbent directors or appointing additional Designated Directors, as needed to assure that the Designated Directors shall then constitute a majority of the Board. The parties to the Merger Agreement have agreed to use their respective best efforts to ensure that at least three members of the Board shall, at all times prior to the Effective Date, be Continuing Directors.

  This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on April 12, 1996, the Purchaser commenced the Offer. The Offer is scheduled to expire on May 9, 1996.

  The information contained in this Information Statement (including information listed in Schedule I to the Purchaser's Offer to Purchase and information incorporated herein by reference) concerning CertainTeed, the Purchaser and the Designated Directors has been furnished to the Company by CertainTeed and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Shares and the Preference Shares are the only classes of securities of the Company outstanding which are entitled to vote upon adoption of the Merger Agreement. Each Common Share and Preference Share has one vote with respect thereto. As of April 8, 1996, there were 4,124,513 Common Shares and 814,300 Preference Shares outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Board currently consists of eight members and there are currently no vacancies on the Board. The Board is divided into three classes, with each class to hold office for a term of three years and the term of office of one class to expire each year.

DESIGNATED DIRECTORS

  Pursuant to the Merger Agreement, immediately after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Board will consist of seven members, four of whom will be Designated Directors and three of whom will be Continuing Directors. Upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, and during the period after such acquisition and prior to the Effective Date, the Company and the Board are required to take any and all such action, including increasing the size of the Board, appointing Designated Directors and using their best efforts to secure the resignations of incumbent directors, as needed to cause the Designated Directors to constitute a majority of the Board.

  The Purchaser has informed the Company that it currently intends to choose the following Designated Directors from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9: Michel L. Besson, Peter R. Dachowski, Thomas A. Decker and James E. Hilyard. The Purchaser has informed the Company that each of the Designated Directors has consented to act as a director. The information on such Schedule I is incorporated herein by reference. None of the Designated Directors (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Designated Directors has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9. The business address of the Purchaser and CertainTeed is 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482.

  It is expected that the Designated Directors will assume office at any time following the acquisition by the Purchaser pursuant to the Offer of at least a majority of the outstanding Common Shares, which acquisition cannot be earlier than May 9, 1996, and that upon assuming office, the Designated Directors will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The table below sets forth certain information with respect to the current Board of Directors and executive officers of the Company.

                                                                              EXPIRATION
                                  POSITION WITH THE COMPANY;        FIRST     OF PRESENT
                                   PRINCIPAL OCCUPATION AND       ELECTED OR   TERM OF
        NAME AND AGE            OTHER BUSINESS AFFILIATIONS(1)   APPOINTED(2)   OFFICE
        ------------          ---------------------------------  ------------ ----------
Frank S. Anthony, 49........  Vice President, General Counsel        1984         N/A
                              and Corporate Secretary of the
                              Company since May 1984; Attorney;
                              formerly served in the law
                              department of Westinghouse
                              Electric Corporation from 1976 to
                              1983
Robert P. Bass, Jr., 72(3)..  Director; Attorney, Counsel to         1961        1997
                              Cleveland, Waters and Bass, P.A.,
                              Concord, NH; Director of Bank of
                              New Hampsire Corp., Manchester,
                              NH
Charles S. Bird, III, 71(3).  Director; Trustee of family            1962        1998
                              trusts
Francis J. Dunleavy, 81.....  Director; Retired Vice Chairman        1982        1997
                              of ITT Corporation; formerly
                              President, Chief Operating
                              Officer and Member of Executive
                              Committee of ITT Corporation;
                              Director of AEL Industries, Inc.,
                              Crown Cork & Seal Company, Inc.,
                              Quaker Chemical Corporation,
                              Scan-Graphics, Inc., and Selas
                              Corp. of America
John T. Dunlop, 80..........  Director; The Lamont University        1984        1996
                              Professor, Emeritus of Harvard
                              University, Cambridge, MA;
                              Harvard Community Health Plan
                              Chair; Commission on the Future
                              of Worker/Manager Relations;
                              formerly Secretary of the U.S.
                              Department of Labor
Guy W. Fiske, 70............  Director; Chairman of the Board        1984        1996
                              of Directors of the Company from
                              May 1994 to April 1995; Chairman
                              and President, Fiske Associates,
                              Inc., Hobe Sound, FL, (private
                              investment firm); formerly
                              Executive Vice President and
                              Director of General Dynamics
                              Corporation, Undersecretary of
                              the U.S. Department of Energy,
                              and Deputy Secretary of the U.S.
                              Department of Commerce; Director,
                              Graphic Controls Corporation,
                              Buffalo, NY; Director, Gunther
                              International and Vice Chairman
                              and Director, Educational
                              Publishing Corporation of Oak
                              Lawn, IL

                                                                              EXPIRATION
                                  POSITION WITH THE COMPANY;        FIRST     OF PRESENT
                                   PRINCIPAL OCCUPATION AND       ELECTED OR   TERM OF
        NAME AND AGE            OTHER BUSINESS AFFILIATIONS(1)   APPOINTED(2)   OFFICE
        ------------          ---------------------------------  ------------ ----------
Richard C. Maloof, 51.......  Director; President and Chief          1995(4)     1998
                              Operating Officer of the Company
                              since April 1995; Vice President
                              and Chief Operating Officer of
                              the Company from April 1994 to
                              April 1995; Vice President of the
                              Company and President, Roofing
                              and Distribution Groups of the
                              Company for more than five years
                              prior thereto
Joseph D. Vecchiolla, 40....  Director; Executive Vice               1993        1997
                              President--Corporate Finance of
                              S. N. Phelps & Company and
                              affiliates since May 1995;
                              Chairman of the Board of
                              Directors of the Company since
                              April 1995; President and Chief
                              Executive Officer of the Company
                              from January 1994 to May 1995;
                              President, Chief Operating
                              Officer, Chief Financial Officer
                              and Acting Chief Executive
                              Officer of the Company from
                              November 1993 to January 1994;
                              Vice President and Chief
                              Financial Officer of the Company
                              from June 1993 to November 1993;
                              formerly Vice President and Chief
                              Financial Officer of Horizon
                              Cellular Telephone Company,
                              Malvern, PA and Executive Vice
                              President and Chief Financial
                              Officer of Educational Publishing
                              Corporation of Oak Lawn, IL
Loren R. Watts, 61..........  Director; Retired Managing             1991        1998
                              Partner, Management Consultant
                              Services, Coopers & Lybrand
                              (certified public accountants)

- --------
(1) Includes business experience during past five years.
(2) At the 1990 annual meeting, the stockholders approved a reorganization pursuant to which the then stockholders of Bird Incorporated became stockholders of Bird Corporation, a newly organized Massachusetts corporation, and Bird Incorporated became a wholly owned subsidiary of Bird Corporation. This column indicates the date as of which a person was first elected a director or appointed an officer of the Company or of Bird Incorporated.
(3) Robert P. Bass, Jr. and Charles S. Bird, III are first cousins.
(4) Date first elected director.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  During the year ended December 31, 1995 the Board held seven meetings. Each of the directors attended more than 75% of the aggregate of Board meetings and meetings of committees of the Board of which he is a member.

  The Audit Committee, which consisted during 1995 of Loren R. Watts (Chairman), John T. Dunlop and Joseph D. Vecchiolla, meets periodically with the Company's independent accountants to review the scope of the annual audit, to discuss the adequacy of internal accounting controls and procedures and to perform general oversight with respect to the accounting principles applied in the financial reporting of the Company. The Audit Committee also meets with the Company's internal auditor and reviews the scope of the internal audit plan and the results of audits performed thereunder. The Audit Committee held two meetings during 1995.

  The function of the Stock Option, Compensation, and Organizational Development Committee (the "Compensation Committee") is to administer the Company's stock option plans, to recommend to the full Board the amount, character, and method of payment of compensation of all executive officers and certain other key employees of the Company, and to provide for organizational development and succession planning. During 1995 the Compensation Committee consisted of Robert P. Bass, Jr. (Chairman), Charles S. Bird, III, Francis J. Dunleavy and John T. Dunlop. The Compensation Committee held three meetings in 1995.

  The Company also has a Nominating Committee which, during 1995, consisted of Francis J. Dunleavy (Chairman), Robert P. Bass, Jr. and Joseph D. Vecchiolla. The Nominating Committee makes recommendations to and otherwise assists the Board in connection with finding, evaluating, and nominating directors of the Company. The Nominating Committee held one meeting during 1995.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table lists the stockholders known to management to be the beneficial owners of more than 5% of the outstanding Common Shares as of April 1, 1996 (except as otherwise noted).

                            AMOUNT AND
                            NATURE OF          PERCENT
NAME AND ADDRESS            BENEFICIAL           OF
OF BENEFICIAL OWNER         OWNERSHIP           CLASS
- -------------------       --------------       -------
The Entwistle Company ..  546,139 shares(1)     13.2%
 Bigelow Street
 Hudson, MA 01749
S.M. Lorusso & Sons,
 Inc. ..................  332,121 shares(2)      8.1%
Antonio J. Lorusso, Jr.
James B. Lorusso
Samuel A. Lorusso
 331 West Street
 Walpole, MA 02081
Quest Advisory Corp. ...  329,950 shares(3)      8.0%
Charles M. Royce
 1414 Avenue of the
 Americas
 New York, NY 10019
Mellon Bank Corporation
 and its Subsidiaries ..  309,000 shares(4)(5)   7.5%
 One Mellon Bank Center
 Pittsburgh, PA 15258
Charles S. Bird, III ...  305,458 shares(5)      7.4%
 13 Proctor Street
 Manchester, MA 01944
FMR Corp. ..............  266,753 shares(6)      6.2%
Edward C. Johnson 3d
Abigail P. Johnson
 82 Devonshire Street
 Boston, MA 02109
Dimensional Fund
 Advisors Inc. .........  232,400 shares(7)      5.6%
 1299 Ocean Avenue
 11th Floor
 Santa Monica, CA 90401
R. Keith Long ..........  208,500 shares(8)      5.1%
Financial Institutions
 Insurance Group, Ltd.
Joan Greco and John Fyfe
Otter Creek Partners I,
L.P.
 400 Royal Palm Way
 Suite 400
 Palm Beach, Florida
 33480

- --------
(1) Based on information contained in an amended Schedule 13D filed with the SEC on April 1, 1987. The Schedule 13D reports that The Entwistle Company had sole voting and dispositive power with respect to all shares beneficially owned, including 8,539 shares it had the right to acquire upon conversion of Preference Shares.
(2) Based on information contained in a Schedule 13D amended through January 23, 1996 filed with the SEC. The Schedule 13D reports that S.M. Lorusso & Sons, Inc. ("Lorusso") had sole voting power and dispositive power with respect to 230,121 shares. Antonio J. Lorusso, Jr., president, director and a stockholder of Lorusso, had sole voting and dispositive power with respect to 20,000 shares and had shared voting and dispositive power with respect to 79,500 shares and James B. Lorusso, an officer, director and a stockholder of Lorusso, had sole voting and dispositive power over 1,000 shares and Samuel A. Lorusso, an officer, director and stockholder of Lorusso, has shared voting and dispositive power with respect to 1,500 shares.
(3) Based on information contained in a Schedule 13G amended through February 14, 1996 filed with the SEC. The Schedule 13G reports that Quest Advisory Corp. ("Quest") had sole voting and dispositive power with respect to 329,950 shares and that Charles M. Royce may be deemed a controlling person of Quest and as such may be deemed to beneficially own the shares although he disclaims such beneficial ownership.
(4) Based on information contained in a Schedule 13G amended through January 31, 1996 filed with the SEC. The Schedule 13G reports that Mellon Bank Corporation had sole voting power with respect to 20,000 shares and sole dispositive power with respect to 20,000 shares and that Mellon Bank Corporation together with its subsidiaries, including Boston Safe Deposit and Trust Company, had shared voting power with respect to 293,629 shares, and shared dispositive power with respect to 289,000 shares, including 274,929 shares referred to in footnote (5), below.
(5) Includes 274,929 shares held in a trust of which Boston Safe Deposit and Trust Company and Charles S. Bird, III are co-trustees with shared voting and dispositive power. See footnote (3) to the table below.
(6) Based on information contained in a Schedule 13G amended through February 14, 1996 filed with the SEC. The Schedule 13G reports as follows: FMR Corp. and Edward C. Johnson 3d, chairman of FMR Corp. (who, with other family members including Abigail P. Johnson, forms a controlling group with respect to FMR Corp.), had sole voting power with respect to 8,900 shares, and FMR Corp., Edward C. Johnson 3d and certain investment companies (the "Fidelity Funds"), which are subsidiaries of FMR Corp. (including Fidelity Convertible Securities Fund), each had sole dispositive power with respect to 257,853 shares. The sole power to vote the 257,853 shares owned by the Fidelity Funds resides with the Fidelity Funds' Boards of Trustees. Fidelity Management and Research Company, a wholly owned subsidiary of FMR Corp., acts as investment advisor to the Fidelity Funds and carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. Of the 266,753 shares reported as beneficially owned by FMR Corp., as of December 31, 1995, 192,853 shares could be acquired upon conversion of Preference Shares.
(7) Based on information contained in a Schedule 13G amended through February 7, 1996 filed with the SEC. The Schedule 13G reports that Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 232,400 shares of Bird Corporation stock as of December 31, 1995, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc. (the "Fund"), or in series of the DFA Investment Trust Company, a Delaware business trust (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. The Schedule 13G reports that Dimensional had sole voting power with respect to 154,900 shares (persons who are officers of Dimensional also serve as officers of the Fund and the Trust and in their capacities as officers of the Fund and the Trust, these persons vote 21,700 additional shares which are owned by the Fund and 55,800 shares which are owned by the Trust) and sole dispositive power with respect to 232,400 shares. Dimensional disclaims beneficial ownership of all such shares.
(8) Based on information contained in a Schedule 13D filed on March 8, 1996 jointly by Otter Creek Partners I, L.P. ("Otter Creek"), and R. Keith Long on his own behalf and on behalf of Financial Institutions Insurance Group, Ltd. ("FIIG"), and Joan Greco and John Fyfe, joint tenants with rights of survivorship ("Fyfe") (together, the "Reporting Persons"). The Schedule 13D reports that Otter Creek Management Inc. ("OCM") is the sole general partner and investment advisor of Otter Creek. Mr. Long is the sole executive officer, sole director and sole shareholder of OCM and currently serves as chairman of the Board of Directors of FIIG. Mr. Long also manages discretionary stock trading accounts for FIIG and Fyfe. Additionally, the Schedule 13D reports that each of Otter Creek, Mr. Long, FIIG and Fyfe had sole voting and sole dispositive power with respect to 92,200, 20,000, 39,000 and 57,300 shares, respectively. The Reporting Persons indicated in their Schedule 13D that they may, through one or more designees, seek representation on the Board of Directors of the Company.

  The tables below set forth information provided by the individuals named therein as to the amount of the Company's Common Shares, Preference Shares and 5% Stock beneficially owned by the directors and executive officers of the Company, individually, and the directors and executive officers as a group, all as of April 1, 1996 except as otherwise noted. Unless otherwise indicated in the footnotes, each of the named persons and members of the group had sole voting and investment power with respect to the shares shown.

                                                       COMMON
                                    COMMON SHARES      SHARES
                                     BENEFICIALLY     SUBJECT           PERCENT
                                    OWNED (EXCLUD-    TO STOCK            OF
     NAME                         ING STOCK OPTIONS) OPTIONS(1)  TOTAL   CLASS
     ----                         ------------------ ---------- ------- -------
Robert P. Bass, Jr...............        47,086(2)     17,500    64,586   1.6%
Charles S. Bird, III.............       292,858(3)     15,000   307,858   7.4%
Francis J. Dunleavy..............         1,000(4)     22,500    23,500     *
John T. Dunlop...................         2,000(5)     20,000    22,000     *
Joseph D. Vecchiolla.............             0       150,000   150,000   3.5%
Guy W. Fiske.....................         6,000        22,500    28,500     *
Loren R. Watts...................         1,000        10,000    11,000     *
Frank S. Anthony.................        31,712(6)     31,000    62,712   1.5%
Joseph M. Grigelevich, Jr........         6,726(7)          0     6,726     *
William C. Kinsey(8).............         3,795             0     3,795     *
Richard C. Maloof................        37,563(9)     77,500   115,063   2.7%
All directors and executive
 officers as a group (11
 persons)........................       429,740(10)   366,000   795,740  19.1%

- --------
* Less than 1% of the outstanding Common Shares.
 (1) Represents shares which the individual has a right to acquire by exercise of stock options exercisable on April 1, 1996 or within 60 days thereafter.
 (2) Includes 16,000 shares as to which Mr. Bass shares voting and investment power and 2,696 shares which may be acquired upon conversion of Preference Shares.
 (3) Includes 274,929 shares as to which Mr. Bird shares voting and investment power (see table on page A-6) and 3,595 shares which may be acquired upon conversion of Preference Shares. Does not include 100 shares owned by his wife, as to which he disclaims beneficial ownership.
 (4) Does not include ten shares owned by a child of Mr. Dunleavy, as to which he disclaims beneficial ownership.
 (5) Represents shares as to which Mr. Dunlop shares voting and investment power.
 (6) Includes 2,136 shares allocated to Mr. Anthony's account under the Company's Employees Savings and Profit Sharing Plan (the "Savings Plan") as of December 31, 1995.
 (7) Includes 45 shares which may be acquired upon conversion of Preference Shares and 6,481 shares allocated to his account under the Savings Plan as of December 31, 1995. Mr. Grigelevich was an executive officer of the Company until May 31, 1995, when his employment with the Company terminated.
 (8) Mr. Kinsey was an executive officer of the Company until March 8, 1995, when his employment with the Company terminated.
 (9) Includes 2,551 shares allocated to his account under the Savings Plan as of December 31, 1995 and 625 shares held jointly with members of his family.
(10) Includes 293,554 shares as to which persons included in the group have shared voting and investment power, 6,336 shares which may be acquired upon conversion of Preference Shares, and 11,168 shares allocated to the accounts of officers under the Savings Plan as of December 31, 1995.

                                                            PREFERENCE
                                                              SHARES    PERCENT
                                                           BENEFICIALLY   OF
             NAME                                             OWNED      CLASS
             ----                                          ------------ -------
     Robert P. Bass, Jr...................................    3,000         *
     Charles S. Bird, III.................................    4,000         *
     All directors and executive officers as a group (2
      persons)............................................    7,000         *

    --------
    * Less than 1% of the outstanding Preference Stock.

                                                            SHARES OF
                                                             5% STOCK   PERCENT
                                                           BENEFICIALLY   OF
             NAME                                             OWNED      CLASS
             ----                                          ------------ -------
     Charles S. Bird, III.................................    1,815        31%
     All directors and executive officers as a group (1
      person).............................................    1,815        31%

COMPLIANCE WITH SECTION 16(A) OF EXCHANGE ACT

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who hold more than 10% of the Company's Common Shares to file with the SEC reports of ownership and changes in ownership of the Company's equity securities. Based on reports received by the Company and representations of certain reporting persons that no Forms 5 were required, the Company believes that all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners with respect to fiscal year 1995 were complied with.

                             EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation paid or accrued for services in all capacities to the Company during each of the last three fiscal years to each person who served as chief executive officer during 1995 and to each of the other four most highly compensated executive officers of the Company who served as such during 1995.

                           SUMMARY COMPENSATION TABLE

                                                              LONG TERM COMPENSATION__
                                                             ---------------------------
                                    ANNUAL
                                 COMPENSATION      OTHER
                              ------------------  ANNUAL     RESTRICTED    SECURITIES               ALL OTHER
NAME AND                                          COMPEN-      STOCK    UNDERLYING STOCK    LTIP     COMPEN-
PRINCIPAL POSITION       YEAR SALARY($) BONUS($) SATION($)     AWARDS   OPTIONS/SARS(#)  PAYOUTS(1) SATION($)
- ------------------       ---- --------- -------- ---------   ---------- ---------------- ---------- ---------
Joseph D. Vecchiolla.... 1995   87,692  227,222      --         --              --            --     663,781(2)
President and            1994  229,077  240,000      --         --           50,000                   37,449(3)
Chief Executive          1993   91,903   50,000      --         --          100,000                   39,912
Officer(4)
Richard C. Maloof....... 1995  195,962   46,416      --         --           50,000        81,938          0
Vice President and       1994  180,223   45,450   17,992(5)     --           25,000                    7,843(3)
Chief Operating          1993  161,629   11,300    8,873        --              --                    10,784
Officer(6)
William C. Kinsey....... 1995   29,600   36,919      --         --              --         45,885    411,754(2)
Vice President;          1994  148,000   43,000   10,076(5)     --              --                     9,986(3)
President, Bird          1993  138,792   10,000    5,460        --              --                    18,159
Vinyl Products(7)
Frank S. Anthony........ 1995  135,000   27,509      --         --              --         49,163    150,000(2)
Vice President and       1994  141,750   30,000   10,795(5)     --              --                     8,496(3)
General Counsel          1993  128,350    5,000    5,850        --              --                    11,381
Joseph M. Grigelevich,
 Jr..................... 1995   46,069   31,476      --         --              --            --     213,048(2)
Vice President Finance   1994   96,192   36,700      --         --           20,000                    5,943(3)
and Administration(8)

- --------
(1) In 1995 restrictions on all stock held in escrow pursuant to the Company's Long Term Incentive Plan (the "LTIP") lapsed as a result of the Vinyl Sale and shares were distributed to each of the persons named in the table except Mr. Vecchiolla and Mr. Grigelevich.
(2) Represent severance payments received in connection with the "change in control" which occurred pursuant to the Vinyl Sale. Also includes, in the case of Mr. Vecchiola, $47,300 representing additional incentive compensation related to the Vinyl Sale, the amount of which was deducted from a severance payment which he received as a result of the Vinyl Sale.
(3) Represents contributions by the Company to the Savings Plan or in Mr. Anthony's case to a separate trust established by the Company with a bank trustee to which amounts in excess of those permitted to be contributed to the Savings Plan under limits imposed by the Internal Revenue Code of 1986, as amended (the "Code") are contributed. Also includes, in the case of Mr. Vecchiolla, $31,825 representing additional incentive compensation related to asset sales, the amount of which was deducted from a severance payment which Mr. Vecchiolla received as a result of the change in control of the Company which was deemed to have occurred upon consummation of the Vinyl Sale. See "Employment Contracts and Termination of Employment and Change in Control Arrangements", below.
(4) Mr. Vecchiolla was hired as Vice President and Chief Financial Officer effective June 1, 1993 and was elected President and Chief Operating Officer in November 1993. He served as acting Chief Executive Officer during November and December 1993 and was elected Chief Executive Officer on January 25, 1994. He resigned as President on April 1, 1995 and on that date was elected Chairman of the Board. He resigned his full-time employment and his office as Chief Executive Officer on May 25, 1995.
(5) Represents reimbursement for withholding taxes arising from the lapse of restrictions on restricted stock held by each officer in accordance with provisions of the LTIP. Does not include perquisites and other personal benefits, the cost of which to the Company was below the disclosure thresholds established by the SEC.
(6) Mr. Maloof was elected Chief Operating Officer in April 1994 and President in April, 1995. Prior to that time he served as Vice President and President of the Company's Roofing and Distribution Groups.
(7) Mr. Kinsey's employment with the Company was terminated on March 8, 1995 as a result of the Vinyl Sale.
(8) Mr. Grigelevich first became an executive officer of the Company on March 21, 1994. Prior to that time he was treasurer of the Company. Mr. Grigelevich's employment with the Company was terminated on May 31, 1995.

  The following tables provide information concerning grants during 1995 to, and exercises of stock options and stock appreciation rights ("SARs") during 1995 by, the executive officers named in the Summary Compensation Table above and the value of unexercised stock options and SARs held by them at December 31, 1995.

                    OPTION/SAR GRANTS IN LASTS FISCAL YEAR

                                               INDIVIDUAL GRANTS
                         --------------------------------------------------------------
                         NUMBER OF
                         SECURITIES
                         UNDERLYING PERCENT OF TOTAL EXERCISE               GRANT DATE
                          OPTIONS   OPTIONS GRANTED    PRICE    EXPIRATION    PRESENT
          NAME           GRANTED(#) TO ALL EMPLOYEES ($/SHARE)     DATE     VALUE($)(1)
          ----           ---------- ---------------- --------- ------------ -----------
Richard C. Maloof....... 50,000(2)        100%         8.125   Apr. 3, 2005  $272,000

- --------
(1) This value was calculated using the Black-Scholes option pricing model and the following assumptions, which were representative of conditions existing when the options were granted: stock price volatility of 42.02%; risk free rate of return of 7.32%; dividend yield of 0%; and time of exercise, ten years. The actual value, if any, to be realized will depend on the excess of the market price of the Company's Common Stock over the exercise price on the date the option is exercised; there is no assurance that the value realized will be at or near the value estimated by the Black-Scholes model.
(2) These options, which (when granted) were exercisable in five equal annual installments commencing one year after the date of grant, will become exercisable in full upon the consummation of the earlier of the Offer or the Merger. The Company and Mr. Maloof have amended these options so that they will be canceled upon the Effective Date without payment of any consideration.

    AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED
                                                OPTIONS/SARS AT YEAR-    IN-THE-MONEY OPTIONS/SARS
                                                       END(#)                 AT YEAR-END($)
                                              -------------------------- -------------------------
                           SHARES     VALUE
                         ACQUIRED ON REALIZED EXERCISABLE                EXERCISABLE
          NAME           EXERCISE(#)  ($)(1)      (2)      UNEXERCISABLE     (2)     UNEXERCISABLE
          ----           ----------- -------- -----------  ------------- ----------- -------------
Joseph D. Vechiolla.....        0         0     150,000            0           0          N/A
Richard C. Maloof.......        0         0      67,500       50,000           0            0
William C. Kinsey.......    2,000     6,500           0(3)         0           0          N/A
Frank S. Anthony........        0         0      31,000            0           0            0
Joseph M. Grigelevich,
 Jr. ...................        0         0           0(3)         0           0          N/A

- --------
(1) Based on the difference between the fair market value of the securities underlying the options at date of exercise and the exercise price of the options.
(2) Upon consummation of the Vinyl Sale on March 8, 1995, the vesting schedule of all unvested options as of such date was accelerated and the holders thereof became entitled to exercise such options in full or, in certain cases in lieu of such exercise, cash out some or all of such options.
(3) Mr. Kinsey's and Mr. Grigelevich's employment with the Company terminated as of March 8, 1995 and May 31, 1995, respectively. All options were forfeited 90 days after termination of employment with the Company.

STOCK OPTION PLANS

  Employee Stock Option Plans. The Company's executive officers currently participate in the 1992 Option Plan. Prior to the approval of the 1992 Option Plan by the Company's stockholders on May 27, 1993 the Company's executive officers participated in the Company's 1982 Option Plan, which was terminated by the Board on May 27, 1993. To the extent options or stock appreciation rights granted under the 1982 Option Plan remain outstanding, such options and stock appreciation rights are governed by the terms of the 1982 Option Plan.
 The following is a general description of the 1992 Option Plan and the 1982 Option Plan (together, the "Plans").

  The Plans permit the grant of options that qualify as incentive stock options under Section 422 of the Code, non-qualified stock options and stock appreciation rights. Options and rights to purchase up to 450,000 Common Shares, plus any unused Common Shares under the 1982 Option Plan, may be granted under the 1992 Option Plan. The 1982 Option Plan had permitted the issuance of 900,000 Common Shares, as adjusted, pursuant to options and rights granted under such plan. Any Common Shares subject to an option or right granted under the 1992 Option Plan which expires or is terminated without being exercised in full may again be subject to an option or right.

  The 1992 Option Plan is administered by a committee of non-employee members of the Board (the "Committee"). Members of the Committee are required to be "disinterested persons" within the meaning of Rule 16b-3 of the Exchange Act. Within specified guidelines, the Committee has the authority under the 1992 Option Plan to determine the terms and conditions under which options and rights may be granted and generally to interpret, construe and implement the provisions of the 1992 Option Plan.

  Options or rights under the 1992 Option Plan may be granted to officers and other selected key employees of the Company and its subsidiaries and to any other person who is determined by the Committee to contribute to the success of the Company or any subsidiary.

  The exercise price of any option granted under the Plans may not be less than the fair market value of the Common Shares subject to the option on the date the option is granted (or, in the case of an incentive stock option granted to an employee who owns more than 10% of the outstanding Common Shares, 110% of such fair market value). The maximum term of an option granted under the 1992 Option Plan is 15 years, and the maximum term of an option granted under the 1982 Option Plan is 10 years. Each optionee (except non-employee director optionees under the 1982 Option Plan) must remain in the continuous employ of the Company for one year after the date of grant of an option under the Plans before exercising any part of the option.

  The Merger Agreement provides that immediately following the Effective Date, the 1992 Option Plan will be terminated and that no further rights or options may be granted under the 1992 Option Plan subsequent to the date of the Merger Agreement.

  Non-Employee Directors Option Plan. The Non-Employee Directors Option Plan was approved by the Company's stockholders on May 27, 1993. The following is a general description of the Non-Employee Directors Option Plan.

  Options granted under the Non-Employee Directors Option Plan are non-statutory options not intended to qualify under Section 422 of the Code. An aggregate of 100,000 Common Shares are available for grants under the Non-Employee Directors Option Plan. Common Shares subject to options which terminate unexercised will be available for future option grants.

  The Non-Employee Directors Option Plan automatically provides annual grants of options to each director who is serving on the Board at the time of such grant and who is not also an employee of the Company or any subsidiary. The exercise price of options granted under the Non-Employee Directors Option Plan are equal to the fair market value of Common Shares subject thereto on the date of grant. Options are exercisable in full one year after the date of grant.

  The Merger Agreement provides that immediately following the Effective Date, the Non-Employee Directors Option Plan will be terminated and that no further options may be granted thereunder subsequent to the date of the Merger Agreement.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

  Employment Contracts

  Joseph D. Vecchiolla had been employed by the Company pursuant to a one-year employment agreement dated December 21, 1993 which automatically renewed for successive one-year terms as of December 1 each year unless either the Company or Mr. Vecchiolla gave the other party at least six months' prior notice that the agreement will not be so extended. Under the agreement, Mr. Vecchiolla was initially employed to serve as President and Chief Operating Officer of the Company. Effective January 25, 1994 his duties were expanded to include those of Chief Executive Officer. His compensation under the agreement included a base salary of not less than $200,000 per year, plus participation in the Company's management incentive compensation plan (the "MICP") and other employee benefit plans and programs generally available to its executive officers. Mr. Vecchiolla was also granted a stock option under the employment agreement and was entitled to certain relocation expenses incurred in connection with his employment by the Company.

  On April 4, 1995 Guy W. Fiske resigned as Chairman of the Board, and Mr. Vecchiolla resigned as President and was elected Chairman of the Board. Mr. Vecchiolla resigned as Chief Executive Officer and terminated his employment with the Company in early May 1995, but continues to serve as an outside director and as Chairman of the Board. Richard C. Maloof was elected President and Chief Operating Officer of the Company on April 4, 1995. Subsequent to his resignation as Chief Executive Officer Mr. Vecchiolla entered into a consulting arrangement with the Company providing for an annual compensation of $100,000, which included any fees payable to him for serving as a director. Mr. Vecchiola's compensation was reduced to $60,000 per year on January 1, 1996.

  Mr. Anthony entered into a one-year employment contract with the Company, commencing April 1, 1995, at the same annual rate of compensation ($135,000 plus a bonus of 35% of such amount if MICP targets are obtained) and with the same fringe benefit package (participation in the Company's Savings Plan and customary health insurance and life insurance benefits) as he received prior to the Vinyl Sale. As a result of the "change in control" which was deemed to have occurred as a result of the Vinyl Sale, Mr. Anthony became entitled to severance benefits. Pursuant to the terms of his employment contract, Mr. Anthony received $150,000 as a partial severance payment and agreed to defer the payment of the balance thereof until the expiration of his employment contract. Pursuant to the terms of his contract, the balance of Mr. Anthony's severance payment, approximately $315,000, became payable on March 31, 1996. As of April 9, 1996, the Company had paid Mr. Anthony $267,000 and expects to pay the balance of his severance payment by the end of June 1996.

  On April 1, 1996 Mr. Anthony's employment contract automatically converted to an oral employment agreement on the same terms, terminable by either party upon 60 days notice.

  Upon consummation of the Vinyl Sale, William C. Kinsey, a former vice president of the Company and former president of Bird Vinyl Products, was terminated by the Company due to a change in control. Mr. Kinsey received a severance benefit payment of approximately $412,000. Similarly, the employment of Joseph M. Grigelevich, Jr., a former vice president and treasurer of the Company, was terminated on May 31, 1995 as a result of such change in control. Mr. Grigelevich received a severance payment of approximately $213,048.

  Termination of Employment and Change in Control Arrangements

  The Company's 1982 Option Plan, 1992 Option Plan and Non-Employee Director Option Plan provide for accelerated benefits, and the Executive Severance Contract (defined below) provides for severance payments, following the occurrence of a "change in control" of the Company. For purposes of these plans and such contract, a "change in control" is deemed to have occurred if, among other things, any person is or becomes the beneficial owner of securities of the Company representing 30% or more of the combined voting power of the securities of the Company then outstanding or in the event of a merger or consolidation of the Company with another corporation resulting in either (i) the shareholders of the Company, immediately prior to the merger or consolidation, not beneficially owning, immediately after the merger or consolidation, shares of the surviving entity representing 50% or more of the combined voting power of the securities of the surviving entity then outstanding or (ii) the members of the Board, immediately prior to the merger or consolidation, not constituting, immediately after the merger or consolidation, a majority of the Board of Directors of the surviving entity.

  Executive Severance Contract. The Company has entered into a severance agreement with Richard C. Maloof, the Company's President and Chief Operating Officer, dated as of October 14, 1984, as amended, April 1, 1986, May 24, 1990 and August 21, 1995 (as so amended, the "Executive Severance Contract") the terms of which provide for severance benefits to be paid to Mr. Maloof in the event that his employment with the Company is terminated subsequent to a "change in control" of the Company. Severance benefits are payable if, after a "change in control," (i) the employment of Mr. Maloof is terminated either by the Company (other than for "Disability" or "Cause") or by Mr. Maloof for "Good Reason" (which term includes, but is not limited to a substantial alteration in the nature of Mr. Maloof's responsibilities from those in effect immediately prior to a "change in control") or (ii) Mr. Maloof negotiates in good faith an employment agreement with a person to whom substantially all of the Company's Common Shares are sold providing for his employment commencing on the date of sale on such terms and conditions not less generous than those on which he is then employed by the Company (regardless of whether or not any such employment agreement is ever executed).

  If the Offer and/or the Merger is consummated, and either (i) the employment of Mr. Maloof is terminated (either by the Company (other than for "Disability or Cause") or by Mr. Maloof), or (ii) Mr. Maloof honors the obligation of negotiating in good faith (regardless of whether or not his employment is actually terminated), Mr. Maloof would be entitled to severance benefits under the Executive Severance Contract.

  If the right to receive severance benefits is triggered under the Executive Severance Contract, Mr. Maloof will be entitled to receive severance pay in the amount of two times the sum of (i) Mr. Maloof's current annual base salary and (ii) the amount of any bonus paid (which for severance purposes, includes any distributions made under the terms of the LTIP and any discretionary bonuses awarded to Mr. Maloof by the Compensation Committee of the Board based solely on Mr. Maloof's performance against management objectives, and the amount paid to Mr. Maloof pursuant to the MICP) to Mr. Maloof and the amount paid to Mr. Maloof pursuant to the LTIP in the year preceding termination. In addition, Mr. Maloof would also receive a lump sum benefit equal to any incentive compensation or other award allocated, but not paid, to Mr. Maloof for any prior year and a pro rata portion of all contingent bonus awards to which Mr. Maloof might be entitled in the year of termination.

  The Company estimates that if the right to receive severance benefits under the Executive Severance Contract is triggered, Mr. Maloof would be entitled to receive approximately $750,000.

  Stock Option Plans and Non-Employee Directors Option Plan. Under the Plans, the vesting of all options to purchase Common Shares outstanding but not yet exercisable will be accelerated upon a "change in control." Each optionee will have, for a period of thirty (30) days after the change in control occurs, the right (the "Cash-Out Right"), with respect to all or a part of the shares subject to the options or stock appreciation rights of such person, to receive an amount in cash in lieu of such optionee's right to exercise all options in full, equal to the product of (i) the number of shares as to which the employee exercises the Cash-Out Right and (ii) the amount by which the purchase price of each such share under the applicable option or stock appreciation right is exceeded by the greater of (x) the fair market value of such shares on the date the employee exercises the Cash-Out Right or (y) the highest purchase price paid or offered per share in any bona fide transaction related to the "change in control" of the Company at any time during the preceding 60-day period (as determined by the Compensation Committee of the Board). In addition, if the employment of any employee terminates after the expiration of the applicable waiting period for the exercise of an option or right granted to such employee under the Plans, such employee may for up to three months after the date of termination (or for up to one year if termination is on account of long-term disability), exercise such option or right. The Plans provide for a similar one-year period to exercise options or rights subsequent to the death of an employee occurring while in the employ of the Company or of any subsidiary or within any period after termination of employment during which such employee has the right to exercise such options or rights.

  The vesting schedules of options held by Mr. Maloof to purchase 50,000 shares of Common Stock in the aggregate would be accelerated if the Offer and/or the Merger is consummated. Such options have an exercise price of $8.125 per share.

  Under the Non-Employee Directors Option Plan, any non-employee director whose service on the Board is terminated by reason of disability, death or a "change in control" will have the right to exercise all outstanding options during the one-year period following such termination. In the event that service on the Board is terminated for any reason other than disability, death or a "change in control," such non-employee director will have the right to exercise all outstanding options for a period of 90 days from the date of such termination.

  The vesting schedule of options to purchase 2,500 shares of Common Stock, which were granted on May 25, 1995 to each non-employee director, would be accelerated for each such non-employee director, if the Offer and/or Merger is consummated. Such options have an exercise price of $6.625 per share.

  The Company and each holder of outstanding options issued under the Plans and the Non-Employee Directors Option Plan have amended such options so that
(i) unexpired options outstanding on the Effective Date, whether or not exercisable at the Effective Date, including stock appreciation rights relating thereto, with an exercise price less than $7.50 will by virtue of the Merger be converted into the right to receive a cash payment without interest equal to $7.50 for each Common Share subject thereto, less the per share exercise price of each such option, and will be canceled upon the Effective Date, and (ii) options outstanding on the Effective Date with an exercise price equal to or greater than $7.50 will be canceled upon the Effective Date without payment of any consideration.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee are Robert P. Bass, Jr. (Chairman), Charles S. Bird III, Francis J. Dunleavy and John T. Dunlop. None of these individuals, other than Mr. Bird, is or was formerly an officer or employee of the Company, and no "compensation committee interlocks" existed during 1995. Mr. Bird has not been an officer or employee of the Company since 1966.

                            DIRECTORS' COMPENSATION

  Mr. Fiske received compensation through April 1, 1995 at the rate of $100,000 per year for serving as Chairman of the Board and of the Executive Committee. From April 1, 1995 through year-end, Mr. Vecchiolla received compensation at the rate of $100,000 per year. As stated earlier, his compensation was reduced to an annual rate of $60,000. During 1995 other non-employee members of the Board received an annual retainer of $14,000, a fee of $750 for each Board meeting attended ($375 for a telephonic Board meeting) and a fee of $750 for each committee meeting attended ($375 for a telephonic meeting). The chairman of each of the Audit and Compensation Committees received an annual retainer of $2,000. Expenses incurred in attending meetings are reimbursed. As of January 1, 1996 the annual retainer for all non-employee Board members was reduced to $7,000 and the annual retainer for the chairman of each of the Audit and Compensation Committees was reduced to $1,000.

  Pursuant to the Non-Employee Directors Option Plan non-employee directors are also entitled to receive each year a non-qualified stock option to acquire 2,500 shares of the Company's Common Stock (provided that the maximum number of shares subject to options granted to any director may not exceed 30,000 shares). Such options are granted on the date of the annual meeting each year and become exercisable in full one year later. During 1995 each non-employee director was granted such an option at an exercise price of $6.625 per share.

          REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  The Compensation Committee is responsible for compensation decisions with respect to senior management of the Company, as well as for organizational development and succession planning within the Company.

  The Compensation Committee's compensation philosophy and policies applicable to executive officers emphasize pay for performance and increased stockholder value within a framework of compensation levels comparable to companies of similar size. Base salary, annual MICP awards, and long-term incentive awards are structured to provide total compensation levels for executive officers that are intended to be below competitive compensation amounts when operating results are at or below acceptable levels and above average levels when results are outstanding or other targets or personal goals are achieved. The Compensation Committee has used outside consulting assistance for plan design and consultant and independent survey data in setting compensation levels and has relied, in the case of officers other than the Chief Executive Officer, on recommendations of the Chief Executive Officer which are reviewed and modified where appropriate by the Committee.

  Long-term awards have primarily in recent years taken the form of stock option grants, which are designed to align the interests of executives with those of the stockholders and reward executives when shareholder value increases. Stock options are granted at an exercise price equal to the market price of the Company's Common Stock on the date of grant. Prior to 1992, options were usually granted with a ten-year term, exercisable in five equal annual installments beginning one year after the date of grant. However, options awarded in 1992 and one option granted in 1993 were granted with a 15-year term, exercisable prior to the last six months of the term only if the price of the Company's Common Stock achieved a substantial increase above the price on the date of grant. In the case of 1992 and 1993 grants, a minimum price increase in Company Common Stock from $12 per share to $18 per share was required in order for any part of the option to become exercisable prior to the last six months of the term of the option. This approach was designed as an incentive for future performance by the creation of shareholder value over the long term, since the benefit of the stock options could not be realized unless and until significant price appreciation in the Company's Common Stock occurred. Options granted in 1994 were in the form used prior to 1992. All options outstanding at the time of the Vinyl Sale automatically vested upon consummation of the sale, which was deemed a "change in control" of the Company under the terms of the option plans. No stock options were granted in 1995, other than to the non-employee Directors and to Mr. Maloof.

  Salaries for the Chief Executive Officer and other executive officers are based in part upon a range of salaries for each office developed from a survey of compensation practices at competitive companies. Mr. Vecchiolla served as Chief Executive Officer from January 25, 1994 until his resignation in early May of 1995. Mr. Vecchiolla's base salary during 1995 was the same as his 1994 base salary of $240,000 annually. Subsequent to Mr. Vecchiolla's resignation the position of Chief Executive Officer has remained vacant.

  During 1995 merit increases in base salary were made only for Mr. Maloof. The merit increase in Mr. Maloof's salary, from $185,000 to $200,000 annually, was based primarily on increased scope of responsibility as a result of Mr. Maloof's appointment as President.

  In 1995 Mr. Maloof was the only executive officer granted stock options. He received 50,000 stock options on April 4, 1995, which were granted in connection with his appointment as President.

  One of the principal elements of variable compensation for senior executive officers is found in the annual MICP awards. In 1994, the possible pay-out for 1995 was set at 60% of base salary in the case of the Chief Executive Officer, 35% of base salary in the case of the Chief Financial Officer, between 20% and 35% of base salary in the case of other members of the Corporate staff, and 45% of base salary in the case of Presidents of operating divisions. In 1994 the MICP targets were modified to promote cash flow as well as profitability in order to reflect the Company's financial condition and were maintained at such 1994 levels in 1995. 1995 awards to the Chief Executive Officer and corporate staff and officers were based upon individual specific objectives, both financial and non-financial, and satisfactory improvements in cash flow and profitability through the management of current assets and the disposition of non-core assets. At the operating level, management incentives were tied to achievement of goals with respect to increased cash flow and profitability on an equal 50/50 basis. For corporate personnel, including the Chief Executive Officer, goals with respect to cash flow and profits were weighted at 40% each with specific objectives making up the balance of the target.

  During 1994 the Committee approved an additional bonus arrangement for Mr. Vecchiolla to provide him with an incentive to maximize the value of the Company's Common Stock. This arrangement provided compensation to Mr. Vecchiolla equal to one-tenth of one percent of the gross sales price realized on the sale of the Company's assets after the approval of the bonus. However, in recognition of the fact that the sale of a substantial part of the Company's assets would be treated as a change in control of the Company which would trigger certain severance payments to Mr. Vecchiolla, the Committee provided that this bonus would be considered as an advance against such severance payments and that the amount of the severance payments otherwise payable to him would be reduced by the amount of the bonus paid. In 1995 Mr. Vecchiolla received $47,300 pursuant to this bonus arrangement. This amount was subsequently deducted from a severance payment received by him in connection with the Vinyl Sale.

  The Committee believes that the combination of salary increases and bonus rewards was appropriate based upon the substantial progress made by management in 1995 in turning around the Company's performance, stabilizing its financial condition, disposing of its non-core assets and managing its contingent liabilities.

  Based on current compensation levels and the present structure of the Company's executive compensation programs, the Committee believes that the compensation payable to executives will not be subject to the limitation on deductibility imposed by the Omnibus Budget Reconciliation Act of 1993. If such limitation should become applicable in the future, the Committee and the Company will determine whether any changes in the Company's compensation programs are advisable.

                                          Stock Option, Compensation, and
                                          Organizational Development
                                          Committee:

                                          Robert P. Bass, Jr., Chairman
                                          Charles S. Bird, III Francis J.
                                          Dunleavy John T. Dunlop

                               PERFORMANCE GRAPH

  The following graph compares the cumulative total return on the Common Stock of the Company for the last five fiscal years with the cumulative total returns of the Russell 2000 index and the Value Line Building Materials Industry Index, assuming an investment of $100 in the Company's Common Stock and each index at the close of trading on December 31, 1990 and the reinvestment of all dividends. The total shareholder return data for the Russell 2000 Index and the Value Line Building Materials Index is provided by Value Line Institutional Services.

                               BIRD CORPORATION
                   CUMULATIVE TOTAL SHAREHOLDER RETURN FOR
                   FIVE-YEAR PERIOD ENDING DECEMBER 31, 1995



                         [GRAPH APPEARS HERE]

                COMPARISON OF FIVE YEAR CUMULATIVE RETURN
   AMONG BIRD CORPORATION, RUSSELL 2000 INDEX AND VL BULIDING MATERIAL INDEX

                                                        VL BUILDING
Measurement period      BIRD            RUSSELL 2000    MATERIAL
(Fiscal year Covered)   CORPORATION     Index           Index
- ---------------------   ---------       ---------       ---------
Measurement PT -
December 31...
      1990              $ 100.00        $ 100.00        $ 100.00

FYE   1991              $ 108.36        $ 146.05        $ 131.25
FYE   1992              $  84.28        $ 172.94        $ 168.41
FYE   1993              $  62.34        $ 205.64        $ 233.98
FYE   1994              $  63.74        $ 201.56        $ 178.10
FYE   1995              $  34.43        $ 258.89        $ 245.71